

SEC
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Section

AUG 27 2012

Washington DC
402



SECUR 12062516 ION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Carroll Blvd., Suite 201
(No. and Street)

Denton	Texas	76201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sennett Kirk 940-566-0293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Eastup, Deaton, Tonn & Seay, P.C.
(Name – *if individual, state last, first, middle name*)

902 North Locust	Denton	Texas	76201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Sennett Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirk Securities Corporation, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE D. MCBRIDE
MY COMMISSION EXPIRES
February 5, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012

HANKINS, EASTUP, DEATON
TONN & SEAY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON,
TONN & SEAY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

We have audited the accompanying statement of financial condition of Kirk Securities Corporation as of June 30, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 22, 2012

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash and cash equivalents		$ 251,184
Due from clearing broker		2,747
Securities owned:		
Marketable, at market value		374,222
Federal income tax receivable		3,618
Prepaid expenses		1,252
Property and equipment - at cost:		
Furniture and equipment	$ 13,983	
Less: accumulated depreciation	(13,569)	
Property and equipment - net		414
Membership		3,500
Total		$ 636,937

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payroll taxes payable		$ 8,347
Deferred income taxes		18,797
Total Liabilities		27,144
Stockholders' Equity:		
Common stock - authorized 10,000 shares at $1.00 par value each; issued and outstanding 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	496,814	
Total Stockholders' Equity		609,793
Total		$ 636,937

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2012

Revenues:		
Commissions		$138,873
Gain on investment securities		30,584
Dividends		11,467
Oil and gas sales		108
Total Revenues		181,032
Expenses:		
Salaries	$ 88,610	
Consulting fees	2,400	
Quotation expenses	7,592	
Oil and gas operating expenses	12	
Rent	17,523	
Telephone	4,740	
Depreciation	377	
Commissions	147	
Professional fees	6,000	
Books and subscriptions	1,837	
Dues and memberships	6,703	
Donations	7,000	
Postage	1,989	
Supplies	1,261	
Insurance	5,092	
Copy expense	514	
Taxes	7,104	
Advertising	3,079	
Miscellaneous	5,007	
Computer expense	1,322	
Education and training	218	
Travel and entertainment	730	
Total Expenses		169,257
Income before income taxes		11,775
Federal income tax provision (benefit)		
Current	382	
Deferred	2,127	
Total Federal income tax provision (benefit)		2,509
Net Income		$ 9,266
Earnings Per Share		$ 3.37

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2011	$2,750	$110,229	$487,548
Net income (loss)			9,266
Balance, June 30, 2012	$2,750	$110,229	$496,814

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012

Cash Flows From Operating Activities:		
Net income	$ 9,266	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	377	
(Gain) on investment securities	(30,584)	
Decrease in due from clearing broker	2,557	
Increase in deferred income taxes	2,127	
Decrease in Federal income tax receivable	7,855	
(Increase) in prepaid expenses	(506)	
Increase in payroll taxes payable	6,548	
Net cash used by operating activities		$ (2,360)
Cash Flows From Investing Activities:		
Inflows:		
Sale of investment securities	62,400	
	62,400	
Outflows:		
Purchase of investment securities	(107,799)	
	(107,799)	
Net cash used by investing activities		(45,399)
Net Decrease in Cash and Cash Equivalents		(47,759)
Cash and Cash Equivalents, July 1, 2011		298,943
Cash and Cash Equivalents, June 30, 2012		$ 251,184

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 3,000
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas Corporation and serves customers primarily in the Denton County, Texas area.

2. Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

The Company is engaged in a single line of business, primarily in the brokerage and investment advisory business.

Securities transactions, along with related income and expenses, are recorded on a trade date basis.

The amount due from clearing broker represents commissions earned but paid the following month. No allowance for uncollectible amounts has been recorded as management considers all amounts due fully collectible.

Furniture and equipment are stated at cost.

Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

For purposes of the statement of cash flows, the Company considers bank checking accounts and mutual fund money market accounts to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Securities Owned and Fair Value Measurement

The Company's securities owned consists of common stocks, which are readily marketable and traded on national exchanges.

The Company's securities owned are valued at fair value on a recurring basis. The fair values of securities owned are measured based on quoted prices (unadjusted) in active markets for identical assets the company has the ability to access (Level 1 inputs). During the year ended June 30, 2012, the Company recorded an unrealized gain of $14,499 on securities owned which are held at year end.

The cost of securities owned is $243,690. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

4. Income Taxes

The net deferred income tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$18,797
Deferred tax asset	0
Net deferred tax liability	$18,797

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, and differences relating to the valuation of investment securities.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $555,976, which was $455,976 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .01501 to 1.

6. Operating Leases

The Company leases its office space under a noncancellable lease that expires in April 2013. The lease can be extended by the Company for one additional one-year period with a 3% increase in rent at renewal. The lease requires current monthly rental payments of $1,493. Rental expense related to this lease for the year ended June 30, 2012 was $17,523.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2013	$13,437
Total	$13,437

7. Concentrations

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

The Company's securities owned portfolio consists of six issues. The value of each individual position ranges from $29,520 to $80,460.

8. Subsequent Events

The Company has evaluated subsequent events through August 22, 2012, the date which the financial statements were available to be issued.

KIRK SECURITIES CORPORATION

Schedule 1

COMPUTATION OF NET CAPITAL
JUNE 30, 2012

Capital:		
Stockholders' equity		$ 609,793
Add deferred income taxes		18,797
Total		628,590
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 1,252	
Fixed assets - net	414	
Membership	3,500	
Total Non-liquid assets		5,166
Haircuts - Investment securities		67,448
Total Deductions		72,614
Net Capital		555,976
Required Net Capital		100,000
Excess Net Capital		$ 455,976
Aggregate Indebtedness		$ 8,347
Ratio of Aggregate Indebtedness to Net Capital		.01501 to 1
Excess Net Capital at 1000%		$ 555,141

Note: There were no material differences between the above Computation and the Company's Computation.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR THE YEAR ENDED JUNE 30, 2012

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (B); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements of Kirk Securities Corporation (the Company), as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 22, 2012